Exhibit 99.8

PRESS RELEASE

Renewables in Spain:

TotalEnergies Inaugurates its Largest Solar Field in Europe

▪	TotalEnergies inaugurates 263 MW of solar projects in Spain near Sevilla
▪	This solar field is TotalEnergies’ largest in Europe
▪	It is producing renewable electricity for over 150,000 Spanish households

Seville/Paris, May 22nd, 2025 – TotalEnergies inaugurates its largest solar power plant cluster in Europe, near Sevilla in Spain. It consists of five solar projects with a total installed capacity of 263 MW. This solar field will produce 515 GWh per year of renewable electricity, equivalent to the consumption of over 150,000 Spanish households, and will avoid 245,000 tons of CO2 emissions per year. Most of the electricity produced will be sold through long-term power purchase agreements (PPAs) and the rest will be sold on the wholesale market.

Declared of strategic interest by the Junta de Andalucía, the installation of the 400,000 bifacial solar panels with trackers has provided a significant economic boost to the local economy, involving 14 companies of which more than a half are Sevillian and generating 800 direct and indirect jobs.

“We warmly thank the Spanish authorities at both the regional and national levels for supporting this solar project that is contributing to Spain's ambition of 80% of renewables in its mix by 2030”, stated Olivier Jouny, Senior Vice President Renewables at TotalEnergies. “With our 1,700 employees in Spain, we are building a competitive Integrated Power portfolio that combines renewables and flexible gas-fired power plants to deliver clean firm power to our customers. We are proud to be the 4th largest provider of electricity, gas, and related services in Spain, where we have more than 2 million residential and professional customers”.

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TotalEnergies’ profitable and differentiated Integrated Power business model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers.

As of the end of March 2025, TotalEnergies has 28 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).